Exhibit 97.1 Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4thFloor Stamford, CT 06902

Recovery of Erroneously Awarded

Compensation Policy

1. Overview

This Recovery of Erroneously Awarded Compensation Policy (the “Policy”) sets forth the written policies and procedures that have been adopted and implemented by Grayscale Investments Sponsors, LLC (“GSIS” or the “Sponsor”) on behalf of the investment vehicles it sponsors that have shares listed on NYSE Arca as defined below (each, a “Trust”), as required by Rule 10D-1 to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) 1, and NYSE Arca Rule 5.3-E(p).

This Policy specifically relates to erroneously awarded compensation.

2. Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) added Section 10D to the Exchange Act requiring the Securities and Exchange Commission (the “Commission”) to adopt rules directing national securities exchanges to establish listing standards that require each issuer to develop and implement a policy (a “recovery policy”) providing:

• For the disclosure of the issuer’s recovery policy on incentive-based compensation that is based on financial information required to be reported under the securities laws; and

• That, in the event that the issuer is required to prepare an accounting restatement due to the issuer’s material noncompliance with any financial reporting requirement under the securities laws, the issuer will recover from any of the issuer’s current or former executive officers incentive-based compensation (including stock options awarded as compensation) that was received during the three-year period preceding the date the issuer is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement.

On October 26, 2022, the Commission adopted final “Rule 10D-1”2 to implement Section 10D of the Exchange Act. Rule 10D-1 requires national securities exchanges that list securities to establish listing standards that require each issuer to adopt and comply with a written executive compensation recovery policy and to provide the disclosures required by Rule 10D-1 and in the applicable Commission filings.3

On February 24, 2023, NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”) filed with the Commission, pursuant to Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder,4 a proposed rule change to adopt NYSE Arca Rule 5.3-E(p) to require issuers to adopt and comply with a recovery policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by Rule 10D-1.

1 15 U.S.C. 78s(b)(1).

2 17 CFR 240.10D-1.

3 See Securities Exchange Act Release No. 96159, 87 FR 73076 (November 28, 2022). Rule 10D-1 requires such exchange listing rules to be effective no later than one year after November 28, 2022. Rule 10D-1 further requires that each listed issuer: (i) adopt the required recovery policy no later than 60 days following the effective date of the listing standard; (ii) comply with the recovery policy for all incentive-based compensation received by executive officers on or after the effective date of the applicable listing standard; and (iii) provide the required disclosures on or after the effective date of the listing standard.

4 17 CFR 240.19b-4.

Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4thFloor Stamford, CT 06902

The proposed rule change was originally published for comment in the Federal Register on March 13, 2023,5 and made effective October 2, 2023.6

Under NYSE Arca Rule 5.3-E(p) as modified by Amendment No. 1 (“Rule 5.3E(p)”), the recovery policy must require the issuer to recover from any current or former executive officer any incentive compensation paid out during the three-year period before the accounting restatement that is in excess of what would have been paid out based on the restated financial information.

3. The Trusts

Each Trust issues common units of fractional undivided beneficial interest (“Shares”), which represent ownership in the Trust. Each trust’s purpose is to hold digital assets, which are transmitted through the operations of peer-to-peer, decentralized networks of computers that operate on cryptographic protocols. Each Trust’s investment objective is for the value of the Shares to reflect the value of the digital assets held by that Trust, less the Trust’s expenses and other liabilities. While an investment in the Shares is not a direct investment in digital assets, the Shares are designed to provide investors with a cost-effective and convenient way to gain investment exposure to digital assets. GSIS is the sponsor of the Trusts.

4. Definitions

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

• Executive Officer. For purposes of this Policy, an executive officer means each of the Sponsor’s officers or employees of the Sponsor who would be considered an “executive officer” of the Trusts for purposes of NYSE Arca Rule 5.3-E(p). Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b). Executive officers of the Sponsor’s parent(s) or subsidiaries are deemed executive officers of the Sponsor if they perform functions for each Trust that would cause them to fall under the definition of “executive officer” in relation to the Trusts under NYSE Arca Rule 5.3-E(p).7 While Delaware Trust Company is the trustee of each of the Trusts, the Sponsor, not Delaware Trust Company, performs all policy-making functions for the Trusts. Therefore, this Policy treats the Sponsor’s officers or employees of the Sponsor who perform policy-making functions for the Trusts as those of the trustee would be treated under Rule 5.3-E(p).

5 See Securities Exchange Act Release No. 97053 (March 7, 2023), 88 FR 15495.

6 On June 7, 2023, the Exchange filed Amendment No. 1 to the proposed rule change (“Amendment No. 1”), which replaced and superseded the proposed rule change as originally filed. Amendment No. 1 is available on the Commission’s website at https://www.sec.gov/comments/sr-nysearca-2023-20/srnysearca202320-201299-402782.pdf. In Amendment No. 1, the Exchange (i) amends proposed NYSE Arca Rule 5.3-E(p)(B) to provide that the effective date of proposed NYSE Arca Rule 5.3-E(p) would be October 2, 2023; (ii) amends proposed NYSE Arca Rule 5.3-E(p)(F) (Noncompliance with Rule 5.3-E(p) (Erroneously Awarded Compensation)) to provide that in the event of any failure by a listed issuer to comply with any requirement of proposed NYSE Arca Rule 5.3-E(p), the Exchange may at its sole discretion provide such issuer with an initial six-month cure period and an additional six-month cure period; and (iii) makes additional conforming changes to the description of the proposal. On June 9, the Commission published a notice to solicit comments on the proposed rule change, as modified by Amendment No. 1, from interested persons and approved the proposed rule change, as modified by Amendment No. 1, on an accelerated basis. See Sec. Ex. Comm., Notice of Filing of Amendment No. 1 and Order Granting Accelerated Approval of a Proposed Rule Change, as Modified by Amendment No. 1, to Adopt New NYSE Arca Rule 5.3-E(p) to Establish Listing Standards Related to Recovery of Erroneously Awarded Incentive-Based Executive Compensation, Release No. 34-97690, File No. SR-NYSEARCA-2023-20 (June 9, 2023).

7 The definition of “Executive Officer” under Rule 5.3-E(p)(E) is “An executive officer is the issuer’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the issuer. Executive officers of the issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers, or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an executive officer for purposes of this Rule 5.3-E(p) would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).” (emphasis added).

Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4thFloor Stamford, CT 06902

• Financial reporting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing a Trust’s financial statements, and any measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

• Incentive-based compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

• Received. Incentive-based compensation is deemed received in a Trust’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

5. Recovery of Erroneously Awarded Compensation.

The Sponsor, on behalf of the Trusts, intends to comply with Section 10D of the Exchange Act, Rule 10D-1, and Rule 5.3E(p) regarding the recovery of erroneously awarded incentive-based compensation received by current or former executive officers.

The Trusts do not issue incentive-based compensation, nor do they intend to do so. However, as the adoption of this Policy is required of the Trusts under Rule 5.3E(p), the Sponsor, on behalf of the Trusts, shall comply with this Policy, and shall provide the required disclosures in the applicable Commission filings.

While the Trusts do not award investment-based compensation, each Trust will recover reasonably promptly the amount of erroneously awarded incentive-based compensation, should such incentive-based compensation be awarded, and in the event that a Trust is required to prepare an accounting restatement due to the material noncompliance of that Trust with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. This Policy applies to all incentive-based compensation received by a person: (A) after beginning service as an executive officer; (B) who served as an executive officer at any time during the performance period for that incentive-based compensation; (C) while a Trust has a class of securities listed on a national securities exchange or a national securities association; and (D) during the three completed fiscal years immediately preceding the date that that Trust is required to prepare an accounting restatement as described in paragraph (C)(1) of Rule 5.3E(p). For purposes of determining the relevant recovery period, the date that a Trust shall prepare an accounting restatement as described in paragraph (C)(1) of Rule 5.3E(p) is the earlier to occur of: (A) the date the board of directors (the “Board”) of GSO Intermediate Holdings Corporation,8 a committee of the Board, or the officer or officers of the Sponsor authorized to take such action if the Board’s action is not required, concludes, or reasonably should have concluded, that the Trust is required to prepare an accounting restatement as described in paragraph (C)(1) of Rule 5.3E(p); or (B) the date a court, regulator, or other legally authorized body directs the Trust to prepare an accounting restatement as described in paragraph (C)(1) of Rule 5.3E(p). The amount of incentive-based compensation subject to this Policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (A) the amount is based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (B) the Sponsor, on behalf of the relevant Trust, shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

8 As none of the Trusts have a board of directors, this Policy treats the board of directors of GSO Intermediate Holdings Corporation, the sole managing member of Grayscale Operating, LLC, the sole member of the Sponsor, as those of the Trusts would be under Rule 5.3-E(p).

Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4thFloor Stamford, CT 06902

Each Trust shall recover erroneously awarded compensation in compliance with this Policy except to the extent that one of the conditions set forth below is met, and, if applicable, that Trust’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable, as follows:

• The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, a Trust shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

• Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

This Policy shall be administered by the Board. All decisions of the Board shall be final, conclusive and binding upon the Trusts and the Executive Officers, their beneficiaries, executors, administrators and any other legal representative. To the extent not inconsistent with the Trust Agreement of a Trust then in force, the Board shall have full power and authority, in relation to that Trust, to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary herein, each Trust has no obligation under this Policy to seek recoupment of amounts paid to an Executive Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not financial reporting measures or compensation awarded solely at the discretion of the Board, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any financial reporting measure performance goal. Each Trust is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded compensation. Each Trust shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable Commission filings.

Subject to Section 10D of the Exchange Act and Rule 5.3-E(p), this Policy may be amended or terminated by the Board at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of erroneously awarded compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Trusts to recover erroneously awarded compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, with regard to any particular Trust, this Policy shall no longer be effective from and after the date that that Trust no longer has a class of securities publicly listed on a United States national securities exchange. If it is at any time determined by the Board in its sole discretion that this Policy is not required pursuant to Rule 5.3-E(p), this Policy shall terminate and be of no further force or effect.

This Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Rule 5.3-E(p) (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict. For the avoidance of doubt, this Policy shall have no force or effect beyond the extent to which it is required to apply to a Trust pursuant to Rule 5.3-E(p). This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Executive Officers, their beneficiaries, executors, administrators and any other legal representative and any Trust shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Policy by conducting good faith negotiations amongst themselves. The federal and state courts sitting within the State of Delaware shall be the sole and exclusive forums for any and all disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Policy. The Executive Officers, their beneficiaries, executors, administrators and any other legal representative and any Trust, shall not commence any suit, action or other proceeding arising out of or based upon this Policy except in the United States District Court for the District of Delaware or any Delaware court, and hereby waive, and agree not to assert, by way of motion,

Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4thFloor Stamford, CT 06902

as a defense or otherwise, in any such suit, action or proceeding, any claim that such party is not subject to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Policy or the subject matter hereof may not be enforced in or by such courts. To the fullest extent permitted by law, the Executive Officers, their beneficiaries, executors, administrators, and any other legal representative, and each of the Trusts, shall waive (and shall hereby be deemed to have waived) the right to resolve any such dispute through a trial by jury. If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Last Reviewed: February 25, 2025